# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ADC Therapeutics SA, CIK 0001771910
CUSIP: H0036K147
Title of class of securities: Common Shares, par value CHF 0.08 per share
Address of issuer's principal executive offices: Biopole, Route de la Corniche 3B, Epalinges, Switzerland (V8), 1066
Date of event which requires filing of this statement: 04/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,717,487; sole dispositive power 0; shared dispositive power 12,717,487; aggregate amount beneficially owned 12,717,487 (9.9% of the class)
  Comment: The information in Item 4 relating to the shares of Common Shares, par value CHF 0.08 per share, of the Issuer (the "Common Stock") that are or may be deemed beneficially owned by Redmile Group, LLC ("Redmile"), including RedCo II Offshore SPV LLC ("RedCo II SPV") is incorporated by reference herein.
  
  Percentage based on (i) 127,189,572 shares of Common Stock outstanding as of April 16, 2026, as reported by the Issuer in its Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission on April 20, 2026 (the "Proxy Statement") plus (ii) 112,602 shares of Common Stock issuable upon exercise of certain of the Pre-Funded Warrants to purchase Common Stock (the "Warrants") held directly by certain investment vehicles, including RedCo II SPV, managed by Redmile (the "Redmile Funds"), which due to the Beneficial Ownership Limitation (as defined in Item 4) is the maximum number of shares that could be issued to the Redmile Funds upon exercise of the Warrants.
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 12,717,487; sole dispositive power 0; shared dispositive power 12,717,487; aggregate amount beneficially owned 12,717,487 (9.9% of the class)
  Comment: The information in Item 4 relating to the shares of Common Stock that are or may be deemed beneficially owned by Jeremy C. Green is incorporated by reference herein.
  
  Percentage based on (i) 127,189,572 shares of Common Stock outstanding as of April 16, 2026, as reported by the Issuer in its Proxy Statement plus (ii) 112,602 shares of Common Stock issuable upon exercise of certain of the Warrants held directly by the Redmile Funds, including RedCo II SPV, which due to the Beneficial Ownership Limitation (as defined in Item 4) is the maximum number of shares that could be issued to the Redmile Funds upon exercise of the Warrants.
- RedCo II Offshore SPV LLC: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 7,780,431; sole dispositive power 0; shared dispositive power 7,780,431; aggregate amount beneficially owned 7,780,431 (6.1% of the class)
  Comment: The information in Item 4 relating to the shares of Common Stock that are or may be deemed beneficially owned by RedCo II SPV is incorporated by reference herein.
  
  Percentage based on (i) 127,189,572 shares of Common Stock outstanding as of April 16, 2026, as reported by the Issuer in its Proxy Statement plus (ii) 112,602 shares of Common Stock issuable upon exercise of certain of the Warrants held directly by RedCo II SPV, which due to the Beneficial Ownership Limitation (as defined in Item 4) is the maximum number of shares that could be issued to RedCo II SPV upon exercise of the Warrants.
- RedCo II Master Fund, L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Following the internal reorganization among certain Redmile Funds described in Item 4 below, RedCo II Master Fund, L.P. beneficially owned no shares of the Issuer's Common Stock.

## Item 1. Issuer
Name of issuer: ADC Therapeutics SA
Address of issuer's principal executive offices: Biopole Route de la Corniche 3B Epalinges, Switzerland 1066

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
RedCo II Offshore SPV LLC
RedCo II Master Fund, L.P.
Address of principal business office or, if none, residence:
Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

RedCo II Offshore SPV LLC
c/o Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

RedCo II Master Fund, L.P.
c/o Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
RedCo II Offshore SPV LLC: Cayman Islands
RedCo II Master Fund, L.P.: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 12,717,487 (1)
Jeremy C. Green - 12,717,487 (1)
RedCo II Offshore SPV LLC - 7,780,431 (2)
RedCo II Master Fund, L.P. - 0
Percent of class:
Redmile Group, LLC - 9.9% (3)
Jeremy C. Green - 9.9% (3)
RedCo II Offshore SPV LLC - 6.1% (4)
RedCo II Master Fund, L.P. - 0.0%
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
RedCo II Offshore SPV LLC - 0
RedCo II Master Fund, L.P. - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 12,717,487 (1)
Jeremy C. Green - 12,717,487 (1)
RedCo II Offshore SPV LLC - 7,780,431 (2)
RedCo II Master Fund, L.P. - 0
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
RedCo II Offshore SPV LLC - 0
RedCo II Master Fund, L.P. - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 12,717,487 (1)
Jeremy C. Green - 12,717,487 (1)
RedCo II Offshore SPV LLC - 7,780,431 (2)
RedCo II Master Fund, L.P. - 0

(1) As of April 20, 2026, Redmile Group, LLC's and Jeremy Green's beneficial ownership of the Issuer's Common Shares, par value CHF 0.08 per share (the "Common Stock"), is comprised of 12,604,885 shares of Common Stock owned by certain investment vehicles, including RedCo II Offshore SPV LLC ("RedCo II SPV"), for which Redmile Group, LLC ("Redmile") is the investment manager/adviser (the "Redmile Funds"). Subject to the Beneficial Ownership Blocker (as defined below), Redmile and Mr. Green may also be deemed to beneficially own 27,743,685 shares of Common Stock issuable upon exercise of certain Pre-Funded Warrants to purchase Common Stock (the "Warrants") held by the Redmile Funds, including RedCo II SPV.

Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrants, and a holder of any Warrants does not have the right to exercise the Warrant held by such holder, to the extent that after giving effect to such issuance after exercise, the holder (together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates), would beneficially own in excess of 9.99% (the "Beneficial Ownership Limitation") of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issued upon exercise of the Warrant (the "Beneficial Ownership Blocker"). The Beneficial Ownership Limitation may be changed at a holder's election upon 61 days' notice to the Issuer. The 12,717,487 shares of Common Stock reported as beneficially owned by Redmile in this Schedule 13G represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (3) below) and includes 112,602 shares of Common Stock issuable under the Beneficial Ownership Blocker. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile. Redmile and Mr. Green each disclaim beneficial ownership of these securities, except to the extent of its or his pecuniary interest in such shares, if any.

(2) On April 20, 2026, in connection with an internal reorganization of RedCo II Master Fund, L.P. ("RedCo II Master"), a private investment vehicle managed by Redmile, Redco II Master contributed all of its securities of the Issuer pro rata and in kind, for no consideration, to its two wholly-owned subsidiaries (collectively, the "SPVs"), including RedCo II SPV. As a result of the internal reorganization, (i) RedCo II Master ceased to have voting or dispositive power over any of the Issuer's securities and, therefore, is no longer a beneficial owner of more than 5% of the Issuer's Common Stock and will be dissolved, and (ii) RedCo II SPV became a beneficial owner of more than 5% of the Common Stock. The 7,780,431 shares of Common Stock reported as beneficially owned by RedCo II SPV includes 7,667,829 shares of Common Stock and 112,602 shares of Common Stock issuable upon exercise of the Warrants under the Beneficial Ownership Blocker. Accordingly, this Schedule 13G serves as an exit filing for RedCo II Master and as an initial filing for RedCo II SPV. The internal reorganization resulted in no change in the aggregate beneficial ownership of Redmile or Mr. Green.

(3) Percentage for Redmile and Jeremy Green based on (i) 127,189,572 shares of Common Stock outstanding as of April 16, 2026, as reported by the Issuer in its Proxy Statement plus (ii) 112,602 shares of Common Stock issuable upon exercise of certain of the Warrants held directly by the Redmile Funds, including RedCo II SPV, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued to the Redmile Funds upon exercise of the Warrants.

(4) Percentage for RedCo II SPV based on (i) 127,189,572 shares of Common Stock outstanding as of April 16, 2026, as reported by the Issuer in its Proxy Statement plus (ii) 112,602 shares of Common Stock issuable upon exercise of certain of the Warrants held directly by RedCo II SPV, which due to the Beneficial Ownership Limitation (as defined in Item 4) is the maximum number of shares that could be issued to RedCo II SPV upon exercise of the Warrants.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (04/24/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (04/24/2026)
- RedCo II Offshore SPV LLC: /s/ Jeremy C. Green, Managing Member of Redmile Group, LLC, its manager (04/24/2026)
- RedCo II Master Fund, L.P.: /s/ Jeremy C. Green, Managing Member of RedCo II (GP), LLC, General Partner of RedCo II Master Fund, L.P. (04/24/2026)